Exhibit 99.1

Ballard Appoints Duy-Loan Le to Board of Directors

VANCOUVER, Feb. 1, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that, effective February 1, 2017 the Company has appointed Ms. Duy-Loan ("Zee-Lon") Le to the Board of Directors. Ms. Le retired in 2015 as the first and only woman elected Senior Fellow at Texas Instruments Incorporated (www.ti.com; $75B market cap), closing out her distinguished 33-year career at the market-leading organization. Ms. Le currently serves as a member of the board of directors at National Instruments (www.ni.com) and at eSilicon (www.esilicon.com). She chairs the compensation committee at both companies.

Ian Bourne, Chairman of Ballard's Board of Directors said, "Duy-Loan is highly accomplished and will bring a tremendous wealth of experience and insight to the Ballard board of directors. Her outstanding career at one of the world's premier technology companies, including work in international markets, complements the capabilities of our board and continues the renewal process as Ballard seeks to leverage its market leadership, scale the business and move toward profitability."

Ms. Le began her career at Texas Instruments as a memory design engineer. She subsequently held senior leadership roles that involved successful growth of numerous TI businesses around the globe, including China. As a Senior Fellow at Texas Instruments, she was responsible for technology readiness and operational execution of the company's multi-billion-dollar embedded processing business, including overseeing the definition of technology requirements, directing technology qualifications, leading critical product ramp and high volume production, and managing internal execution.

Ms. Le is recognized as an NACD Board Leadership Fellow. Along with her board positions at National Instruments and eSilicon, Ms. Le also serves on the engineering advisory board at the University of Texas' Cockrell College of Engineering, where she had earned a Bachelor of Science degree in Electrical Engineering (Magna Cum Laude), and on the executive board for the University of Houston's Bauer College of Business, where she had earned an MBA degree. Ms. Le is also a founding member and board director at the Mona Foundation and at the Sunflower Mission, organizations that provide educational opportunities for underprivileged children around the world. As a professional engineer, Ms. Le also holds 24 patents.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 01-FEB-17